UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35186

Spirit Aviation Holdings, Inc.

(Exact name of registrant as specified in its charter)

1731 Radiant Drive

Dania Beach, Florida 33004

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 183

Spirit Aviation Holdings, Inc. (the “Company”) has filed this Form 15 to notify the Securities and Exchange Commission (the “SEC”) of the automatic suspension of the Company’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Section 15(d)(1) of the Exchange Act, because the Company had less than 300 holders of record of each class of securities to which Securities Act registration statements relate at the beginning of the 2026 fiscal year, the Company’s Section 15(d) reporting obligation is automatically suspended for fiscal year 2026. Accordingly, this Form 15 serves as a notification to the SEC pursuant to Rule 15d-6 under the Exchange Act that the Company’s duty to file reports pursuant to Section 15(d)(1) of the Exchange Act for fiscal year 2026 is suspended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Spirit Aviation Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Spirit Aviation Holdings, Inc.

Date: March 12, 2026	By:	/s/ Thomas Canfield
	Name:	Thomas Canfield
	Title:	Executive Vice President and General Counsel